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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 3
TO

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Tucows Inc.
(Name of Subject Company (Issuer))

Tucows Inc. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, no par value per share
(Title of Class of Securities)

898697107
(CUSIP Number of Class of Securities)

Elliot Noss
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario M6K 3M1
(416) 535-0123

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Joanne Soslow, Esquire
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$1,800,000	$100.44

*
Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 4,000,000 shares of common stock, no par value per share, at the maximum tender offer price of $0.45 per share in cash.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $100.44	Filing Party: Tucows Inc.
Form of Registration No.: Schedule TO	Date Filed: May 26, 2009
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 3 ("Amendment No. 3") amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Act"), with the Securities and Exchange Commission on May 26, 2009 (the "Schedule TO") by Tucows Inc. ("Tucows" or the "Company") as amended by Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on June 24, 2009 and Amendment No. 2 to Schedule TO filed with the Securities and Exchange Commission on July 10, 2009, in connection with the Company's offer to purchase 1,000,000 shares of its common stock, no par value per share, or such fewer number of shares as are properly tendered and not properly withdrawn, at a price not greater than $0.45 per share nor less than $0.36 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2009, as amended and supplemented by the Supplement to Offer to Purchase dated June 24, 2009 (the "Offer to Purchase") and the accompanying Letter of Transmittal dated May 26, 2009, as amended by the Amended Letter of Transmittal dated June 24, 2009 (the "Letter of Transmittal"), which together, as each may be amended and supplemented from time to time, constitute the tender offer (the "Offer").

        This Amendment No. 3 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. The information contained in the Offer is incorporated herein by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.    Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

          On July 14, 2009, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m. New York City time, on Thursday, July 9, 2009. A copy of the press release is filed as Exhibit (a)(5)(F) to this Schedule TO and is incorporated herein by reference.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

          (a)(5)(F)    Press Release, dated July 14, 2009.

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 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ MICHAEL COOPERMAN Michael Cooperman Chief Financial Officer
July 14, 2009

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 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 26, 2009*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 26, 2009*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 26, 2009*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(G)	Supplement to the Offer to Purchase, dated June 24, 2009**
(a)(1)(H)	Amended Letter of Transmittal**
(a)(1)(I)	Amended Notice of Guaranteed Delivery**
(a)(1)(J)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 24, 2009**
(a)(1)(K)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 24, 2009**
(a)(2)-(a)(4)	Not applicable
(a)(5)(A)	Letter to Shareholders from the President and Chief Executive Officer, dated May 26, 2009*
(a)(5)(B)	Press Release, dated May 26, 2009*
(a)(5)(C)	Letter to Shareholders from the President and Chief Executive Officer, dated June 24, 2009**
(a)(5)(D)	Press Release, dated June 24, 2009**
(a)(5)(E)	Press Release, dated July 10, 2009***
(a)(5)(F)	Press Release, dated July 14, 2009
(d)(1)
Tucows Inc. 2006 Omnibus Equity Compensation Plan (incorporated by reference to Exhibit 10.3 filed with Tucows' annual report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on March 29, 2007)

*
Previously filed with the Schedule TO on May 26, 2009.

**
Previously filed with the Schedule TO on June 24, 2009.

***
Previously filed with the Schedule TO on July 10, 2009.

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  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX